Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
6/23/04	Will our compensation and benefits change?	Existing compensation packages will carry forward for some time, with the goal of harmonizing everybody’s packages across the combined company. JDA’s compensation plan normally includes a base salary, an incentive component and a limited participation equity program. JDA also has a broad-based benefits program. JDA regularly reviews market conditions and incentive practices to maintain market competitiveness. This practice will continue under the combined organization.
6/23/04	What will happen with the QRS 401(k)?	JDA has indicated that should JDA decide to terminate the QRS 401(k) plan, participants would be given various distribution options, which include rolling their assets into the JDA 401(k) plan. More information will be made available later.
6/23/04	What will happen with my QRS bonus?	You will be paid a pro rata amount of your bonus through the date of close, with the assumption of performance at 100%.
6/23/04	Will I get an offer letter from JDA?	No. Since QRS will merge with a wholly owned subsidiary of JDA, your employment is “transferring” to JDA.
6/23/04	Will we all retain our jobs?	No. Where there is duplication or redundancy, some jobs will be eliminated. However, JDA has other open positions, and will be looking at some of the impacted employees to potentially fill those positions.
6/23/04	When do I find out if I am going to lose my job?	June 30th date was our original target – however, after evaluating the enormity of the task, it became clear we wouldn’t be able to hit that date in every department. Both the QRS and JDA HR teams are working on getting answers to employees as soon as possible. At this time, we can commit to delivering, at a minimum, an update for all by June 30.

QRS Confidential	Page 1. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
6/23/04	When is the earliest someone may lose their job?	No earlier than five days after closing, which we anticipate to be in the third or fourth quarter, 2004.
6/23/04	Will I get severance?	Severance will be offered to those employees losing their jobs. Severance for eligible employees will be two weeks for every year of service, prorated for partial years of service, with a minimum of two weeks.
6/23/04	Will my service date with QRS be rolled over to JDA?	Yes.
6/23/04	What if I do not want to work with the combined company?	You may choose not to be a part of the combined company. However, this would be considered a voluntary resignation, and you would not be eligible to receive severance.
6/23/04	Will I have the opportunity to take other jobs in the combined company?	JDA has open job opportunities. They are listed internally and externally at JDA just as they are at QRS.
7/19/04	What is JDA’s holiday schedule?	The JDA schedule is similar to the QRS schedule. We are currently evaluating both schedules to determine the best fit for the combined company. We will have a schedule to share shortly after the close.
7/19/04	Will the QRS holiday schedule change?	No. The QRS holiday schedule for 2004 will stay in effect through the end of the calendar year.
7/19/04	What is JDA’s vacation/PTO policy? If retained by JDA, will my accrued PTO hours from QRS be honored by JDA?	The JDA policy is similar to QRS in number of days per year of service. JDA does not currently have a PTO policy but a more traditional vacation and sick leave policy. If you remain with the company, your PTO balances will carry over after the close.
7/19/04	Should we try to take our PTO before the transition occurs?	You may elect to take vacation, as you would normally. Your PTO accrual balance will be carried over to JDA at the time of the close.

QRS Confidential	Page 2. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
7/19/04	When will we switch payroll, benefits, and other compensation from QRS to JDA?	The plan is to change at the beginning of 2005.
7/19/04	How will my bonus be treated after the close?	As previously discussed, there will be a bonus payout at the closing of the transaction. For those remaining with the company, JDA plans to leave the same QRS bonus plan in place until the end of the year. Immediately after the close of the merger, JDA will begin evaluating the appropriate incentive plan to put in place for 2005.
7/19/04	For those people continuing on with JDA, will the QRS Benefits plan continue in force until the JDA benefits plan becomes available through JDA?	There will not be a break in coverage.
7/19/04	Will QRS employee’s that will not be joining JDA, be offered COBRA benefits? How will that work, since QRS employees are on Aetna/US Healthcare and at some point that policy will not exist?	As required by law, COBRA will be available for all employees leaving the company. When the current QRS plan ends, COBRA will be available through the company providing benefits to JDA. For those employees that do not transition to the combined company and elect the COBRA benefit continuation, JDA will pay the premium for the first month as part of the severance package.
7/19/04	What defines a Part-Time worker with JDA? Do PT workers receive benefits?	A part-time worker at JDA is defined as someone working less than 30 hours per week. Part time workers are not eligible to participate in the health benefit programs. However, part time workers are eligible for the following: participation in the 401k plan, worker’s compensation, and other supplemental programs.
7/19/04	What Cost Centers are going to be directly effected by headcount reductions? If Cost Centers are not known, which general areas? “Administration” is too general.	We are still working on what positions will be eliminated as part of the centralization of functions between QRS and JDA. However, the greatest focus will be on the G&A, Marketing, and Sales areas, where there could be duplication between the two companies.

QRS Confidential	Page 3. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
7/19/04	Are all groups being treated the same in terms of opportunity and people assessment? Will everyone receive an interview?	G&A, Marketing, and Sales are the areas that can provide the most significant synergies in the combined company. Therefore, there will be limited opportunities in these areas. Interview schedules have not yet been determined, but the plan will be to interview as many transitioning employees as necessary to make the best decisions for the combined company.
7/19/04	If I am laid off what benefits will comprise the “termination package”?	Every employee that loses their job as a result of the merger will be offered severance. The severance plan agreed with JDA is two weeks for every year of service, prorated for partial years of service. The minimum severance to be paid will be two weeks. JDA will also provide outplacement benefits. If the terminated employee chooses to enroll in COBRA, JDA will cover the first month expense.
7/19/04	If layoffs were to happen, would JDA offer voluntary severance for people before it’s involuntary?	No. The company will be offering severance to people losing their jobs, not individuals looking to leave the company.
7/19/04	When can we expect to be transitioned into the new organization?	After the closing of the merger, which is anticipated to occur in the third or fourth quarter.
7/19/04	How do I know if there is a job for me at JDA? Will there be interviews?	All employees will be notified of their status as soon as possible. Interview schedules have not yet been determined, but the plan will be to interview as many transitioning employees as necessary to make the best decisions for the combined company.
7/19/04	Who is the 401K provider for JDA? Does JDA match employee contributions?	JDA matches the employees’ contribution at 25%. The current provider of the 401k is US Bank. JDA is reviewing proposals to determine whether or not to change providers. A decision will be made in the next few months.

QRS Confidential	Page 4. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
7/19/04	What will happen to my funds in the NQDC?	JDA does not have a Non-Qualified Deferred Compensation (NQDC). Therefore, QRS will be terminating its NQDC Plan. When the termination date is determined, a distribution form will be mailed to you and all your contributions and matching funds will be distributed to you within 60 days. Please free to consult with your tax professional, as this will likely result in taxable income for you.
STOCK
6/23/04	What happens to my QRS stock options?	All unvested option shares will vest in full immediately prior to the closing. Employees may elect to exercise their options immediately prior to the closing. Each share of QRS common stock received upon exercise of a QRS stock option will be converted into .5 of a JDA share of common stock. All options that are not exercised prior to the closing will be cancelled.
6/23/04	Does JDA grant stock options to employees?	JDA has a limited participation equity program.
6/23/04	Does JDA offer an ESPP plan?	No. As a result, QRS has decided not to roll out the ESPP which was to be effective on July 1, 2004.
MANAGEMENT AND TRANSITION
6/23/04	What will happen to QRS?	The legal entity will merge with a wholly owned subsidiary of JDA and continue as a wholly owned subsidiary of JDA.
6/23/04	Will I have a new manager?	As we work through the transition period after closing, JDA and QRS will evaluate our current operating structures. We at QRS believe that JDA will attempt to leave current reporting relationships in place for some period of time.
6/23/04	Who on our current executive leadership team will continue with JDA?	Ray Rike and James Rowley plan to remain with JDA. Liz and the other members of the ELT will be available as needed to assist with the transition period after closing and beyond.
6/23/04	Will QRS be required to change and become integrated into JDA?	In every merger, there are opportunities to change processes. Both companies will have the opportunity to examine how business is done.

QRS Confidential	Page 5. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
6/23/04	What will happen with name-signage, business cards, and how we answer the phone?	After the closing, the name on your business cards, the front of the building, and how we answer the phone will be JDA Software, Incorporated. However, prior to the closing, it is business as usual at QRS with no changes to the way we answer the phone, our business cards or the name on the building.
6/23/04	How will the transition be managed?	Our companies share a commitment to work through the transitional details and any inevitable issues as efficiently and with as minimal disruption as possible.
6/23/04	What are the long-term plans for each of our offices?	The combined company’s headquarters will be in Scottsdale, Arizona, at JDA’s current world headquarters. JDA plans to continue to operate the Richmond, California office. JDA will review the other geographic locations of both organizations’ branch offices to determine whether combining operations will optimize service to our mutual customers.
6/23/04	Will I be required to relocate?	After closing, the company will look at the total combined organization to determine where there is a need for centralized operations. JDA has indicated they will not centralize product development and thus does not anticipate relocation of the product development organization.
6/23/04	I currently work from home. Will I need to move to an office?	During the transition period we may discover opportunities for people to work in a local office. However, there is no requirement for this currently.
6/23/04	When do you anticipate the deal being completed?	We anticipate the close will happen in the third or fourth quarter, 2004.
6/23/04	What are the next steps?	JDA and QRS are in the process of understanding how we do business, areas of joint improvement, and develop targeted action plans. Although the objective will be to have every decision made by closing, some things will not happen by then.

QRS Confidential	Page 6. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

COMPENSATION, BENEFITS, AND
DATE	EMPLOYMENT
7/19/04	When is the QRS name going to change to JDA?	QRS will be fully integrated with JDA at the completion of the merger. At that time, we will become part of a wholly-owned subsidiary of JDA. Our signs, letterhead, , etc. will then be updated to say JDA.
7/19/04	Will David Cooper, Stacey Giamalis, Liz Fetter and Steve Mitchell not be part of the new management team since they were not specifically named in the press releases? What is the status of the entire ELT?	Liz, David, Stacey, and Steve will not be continuing with the company. Peter Hurtubise is currently a contractor and will not be converting to a JDA employee. Ray and James will remain, which accounts for the entire ELT.
7/19/04	How much, if any, integration will take place with the Parsippany, NJ office?	All offices of both companies are currently being reviewed, as stated in the original FAQ. As decisions are made we will be communicating these.
7/19/04	Are there plans to merge the Sales departments in QRS and JDA?	As stated above, Sales is one of the areas that can provide synergies in the combined company. All departments in both companies are currently being reviewed. We will communicate decisions as they are made.
7/19/04	How long before we know if JDA is going to take over, and what would happen if JDA decides not to take over QRS? Does this mean QRS closes or do we wait for another company to merge with?	We anticipate the merger closing in the third or fourth quarter. If the deal does not close, QRS will continue to operate the company as usual and management and the Board will evaluate the best path forward for the company.
7/19/04	If contracts for services for QRS that will extend past the closing period come up for renewal during the period before closing, what process for review should we use?	You should work directly with your manager and ELT leader. Some contracts will be appropriate to renew and others will not. Certain contracts may need to be reviewed with JDA. With the general rule of “business as usual” for QRS, contracts will have to be evaluated on a case-by-case basis.

QRS Confidential	Page 7. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; and (c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA Software Group, Inc. (“JDA”) will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS Corporation’s (“QRS”) special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, (510) 215-5000.

QRS Confidential	Page 8. of 9.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

**ALL RESPONSES CONTINGENT UPON THE JDA MERGER CLOSING**

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’s and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

QRS Confidential	Page 9. of 9.